

September 9, 2021

James W. Peters
Chief Financial Officer
WHIRLPOOL CORP /DE/
2000 North M-63
Benton Harbor, MI 49022

> **Re: WHIRLPOOL CORP /DE/**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 11, 2021**
> **File No. 001-03932**

Dear Mr. Peters:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 37

1. Refer to your Ongoing EBIT measure. Please address the following:
   - Tell us how you considered Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations in your decision to exclude product warranty costs, trade customer insolvency claim settlement and trade customer insolvency from your measure of Ongoing EBIT.
   - Tell us why you believe the adjustment for restructuring charges is meaningful to an investor. In this regard, we note that you have incurred significant restructuring charges every year in recent years.
   - Explain what the sale-leaseback, real estate and receivable adjustments represent and how you concluded the adjustments do not result in presenting a non-GAAP measure that substitutes individually tailor recognition and measurement methods. Refer to

James W. Peters
WHIRLPOOL CORP /DE/
September 9, 2021
Page 2

Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. The same comment applies to your first and second Forms 10-Q and earnings releases.

2.   Your free cash flow computation on page 41 appears to differ from the typical calculation of free cash flow (i.e., cash flows from operating activities less capital expenditures). Please revise your computation or revise the title of this non-GAAP measure to adjusted free cash flow so it is not confused with free cash flow as typically calculated. Also expand the narrative to disclose this measure does not represent residual cash flow available for discretionary expenditures. Refer to Item 10(e)(1)(i) of Regulation S-K and Question No. 102.07 of the updated C&DI of Non-GAAP Financial Measures. The same comment applies to your first and second Forms 10-Q and earnings releases.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing